SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of January 2013

SANTANDER UK PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 31 January 2013	By / s / Jessica Petrie
(Authorised Signatory)

SANTANDER UK PLC

Quarterly Management Statement for the year ended 31 December 2012

The information contained in this Quarterly Management Statement and in the Appendices is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ or a preliminary statement of annual results within the meaning of the UKLA Listing Rules.

Contacts
James S. Johnson	Head of Investor Relations	020 7756 5014
Bojana Flint	Deputy Head of Investor Relations	020 7756 6474
Anthony Frost	Head of UK Communications	020 7756 5536
For more information:	www.aboutsantander.co.uk	ir@santander.co.uk

Santander UK plc - results for year ended 31 December 2012

Profit after tax increased 4% to £939 million;

1.3 million 1|2|3 customers and over 240,000 account switchers; SME lending up 18%

“Santander UK delivered a strong financial performance in 2012. Profit after tax increased 4% to £939 million, whilst we further strengthened our balance sheet with a Core Tier 1 capital ratio of 12.1%.

We also continued our progress in transforming the bank. In Retail Banking we now have over 1.3 million customers in 1|2|3 World, resulting in an unprecedented 32% increase in current account balances over the year.

We lent £14.6 billion to the UK residential mortgage market in 2012, including £3.0 billion to first time buyers, as we helped more than 100,000 households finance their homes. Retail Banking deposit balances grew £5.8 billion and almost one million customers opened cash ISAs with us during the year.

We are reinforcing our ongoing commitment to the continued organic growth of our UK corporate business. We increased lending to SMEs by 18% in 2012 and our ambition is to become the “SME Bank of Choice”.

Our goal is to deliver the best customer experience in the UK and we are pleased with the improvements in both external and internal measures of customer satisfaction.

We look forward to greater regulatory clarity, regarding capital, liquidity, conduct and governance, as this will provide us with the certainty we need to continue to support the UK economy.”

Ana Botín, Chief Executive Officer

Financial highlights

•	Profit before tax of £1,231m, broadly in line with 2011. Profit after tax up 4% to £939m.

•	Operating income down 5%, impacted by the low interest rate environment and increased funding costs.

•	Strong cost management discipline with operating expenses down 9%, despite inflation and our ongoing business investment programme.

•	The total non-performing loan ratio was 2.17% whilst the mortgage NPL ratio was 1.74%.

•	Return on tangible book value of 9.1%.

•	Robust balance sheet with a Core Tier 1 capital ratio of 12.1%, after the £450m dividend declared in Q4 2012.

•	Gain from successful capital management exercise in Q3 2012, largely offset by additional provisions.

Business highlights

•	Over one million customers with 1|2|3 Current Accounts and 790,000 customers with 1|2|3 Credit Cards; 550,000 customers hold both products.

•	Current account balances up £3.8bn, an increase of 32%.

•	Over 240,000 new bank account switchers to Santander UK.

•	Successful cross tax year ISA campaign, with net inflows of £9.1bn.

•	Gross residential mortgage lending of £14.6bn, with £3.0bn of loans for first time buyers.

•	Continued investment in Corporate Banking, with 7 new regional Corporate Business Centres and 113 additional Relationship Managers.

•	First growth capital loans advanced under our Breakthrough programme; expected to create around 230 new jobs in the UK.

•	‘Bank of the Year 2012’ from The Banker and ‘UK Bank of the Year 2012’ from Euromoney.

	Year ended
Key financial highlights[a]	31-Dec-12 £m	31-Dec-11 £m

Total operating income	4,901	5,185
of which significant items (see Appendix 2)	705	—

Operating expenses	(2,222)	(2,442)

Total operating provisions and charges	(1,448)	(1,482)
of which significant items (see Appendix 2)	(621)	(751)

Profit before tax	1,231	1,261

Profit after tax	939	903

Banking net interest margin (‘Banking NIM’)[b]	1.44%	1.88%
Cost to income ratio[c]	45%	47%

Return on tangible book value (‘RoTBV’)	9.1%	9.0%
Return on risk weighted assets (‘RoRWA’)	1.22%	1.21%

Balance sheet and capital highlights	31-Dec-12 £bn	31-Dec-11 £bn

Total customer assets	195.9	206.3
of which residential mortgages[d]	164.1	173.5
of which Corporate Banking	19.6	18.9
including SMEs	10.6	9.0

Total customer deposits	148.6	149.2

Loan to deposit ratio[e]	130%	136%

Mortgage non-performing loans (‘NPL’) ratio	1.74%	1.46%
Secured coverage ratio	20%	20%

Core Tier 1 capital ratio	12.1%	11.4%
Total capital ratio	18.2%	20.6%

FSA eligible liquid assets[f]	36.9	28.0
Liquid asset coverage of short-term wholesale funding[g]	152%	143%

a.	The financial results of 2012 and 2011 were impacted by a number of significant items. Significant items in 2012 included: £705m pre-tax gain from the capital management exercise; £335m credit provision for non-core corporate and legacy portfolios; £232m conduct remediation provision; and £55m provision for costs arising from the termination of the RBS transaction. Significant items in 2011 included a provision of £751m, principally related to payment protection insurance (‘PPI’).
b.	Banking NIM is calculated as total net interest income divided by average total customer assets. Banking NIM was previously described as the Commercial Banking Margin.
c.	Income for 2012 included gains of £705m resulting from the capital management exercise detailed in Appendix 2. The cost to income ratio for 2012 would have been 53% without this gain.
d.	Residential mortgages includes Social Housing loans (Appendix 1, note 1).
e.	Calculated as loans and advances to customers (excl. reverse repos) divided by deposits by customers (excl. repos).
f.	FSA eligible liquid assets were previously described as ‘core liquid assets’ and consist of those assets which meet the FSA requirements for liquid asset buffer in accordance with BIPRU 12.7.
g.	Calculated as FSA eligible liquid assets divided by all wholesale funding maturing within one year.

The strategy of Santander UK is based on five core objectives:

•	Being a key UK retail and corporate banking market participant, with ambitious growth plans for corporate/SME lending;

•	Delivering consistent profitability, supported by our strong cost discipline and conservative risk management;

•	Maintaining a high quality, low risk portfolio;

•	Sustaining strong liquidity, funding and capital positions, comparing favourably to other major UK banks; and

•	Strengthening our commercial franchise into a full-service, diversified, customer-centred bank.

The execution of these objectives rests on three strategic priorities:

•	Delivering value to our primary banking customers

Significant progress was made in moving towards a customer centred business. We completed the allocation of all customers to branches, to enhance the customer experience and foster loyalty. We piloted our affluent proposition, ‘Select’; the results were encouraging and wider rollout is in progress. 1|2|3 World continued to be a success; with more than 1.3 million customers it has created a new transactional primary customer base, driving current account deposits, an increase in switchers and a higher average credit card spend.

In 2013, we will look to further build long term customer relationships with a proposition that is transparent and value adding, whilst maintaining a focus on profitability ahead of volume growth.

•	More balanced business mix and becoming SME bank of choice

Built on relationship banking we have been a consistent supporter of SMEs in the UK with lending over the last four years growing at an average rate of 25% per annum. Our Breakthrough programme provides funding and also offers support and advice to SMEs.

We remain committed to organic growth, and moving our corporate banking business towards an 8% market share in the medium term. A broader geographic presence, additional relationship managers and increased capabilities will support our growth.

•	Leading efficiency and customer service and satisfaction underpinned by IT systems

We continued our efforts to improve and made good progress building a corporate culture based around the customer. Investment in recruitment and in training programmes in branches and contact centres were reflected in improvements in both external and internal measures of customer satisfaction.

We will maintain a focus on improving productivity and efficiency. In the year ahead we will selectively open new branches and consolidate existing locations, to enhance the geographic footprint of the network.

These three pillars are underpinned by our balance sheet strength and stability. Our Core Tier 1 capital ratio stood at 12.1% at the year end; our loan to deposit ratio improved to 130% and FSA eligible liquid assets of £36.9bn accounted for almost a quarter of total customer deposits.

Income statement

Profit before tax in 2012 was broadly in line with 2011, whilst profit after tax rose 4%. As previously announced, a number of significant items resulted in a net gain of £84m before tax in 2012 (charge of £751m in 2011). The significant items in 2012 included a gain on a capital management exercise (‘CME’) and provisions relating to the non-core corporate and legacy portfolios, conduct remediation and a provision for costs arising from the termination of the acquisition of businesses from The Royal Bank of Scotland Group (‘RBS’). Appendix 2 contains further information on these items.

	Year ended
Income statement analysis	31-Dec-12 £m	31-Dec-11 £m	Change £m
Net interest income	2,915	3,830	(915)
Non-interest income	1,986	1,355	631

Total operating income	4,901	5,185	(284)

Administrative expenses	(1,976)	(1,995)	19
Depreciation, amortisation and impairment	(246)	(447)	201

Total operating expenses excl. provisions and charges	(2,222)	(2,442)	220

Impairment losses on loans and advances	(1,009)	(565)	(444)
Provisions for other liabilities and charges	(439)	(917)	478

Total operating provisions and charges	(1,448)	(1,482)	34

Profit before tax	1,231	1,261	(30)

Taxation charge	(292)	(358)	66

Profit for the year	939	903	36

Operating income

•

Income was down 5%, due to the impact of structural market conditions, primarily low interest rates and increased medium term funding (‘MTF’) costs, partially offset by the £705m CME gain noted previously.

Net interest income

•

Net interest income was lower than in 2011 due to the continued impact of structural market conditions and increased customer deposit funding costs. This resulted in a narrowing of the Banking NIM to 1.44%.

•

The impact of structural market conditions and the increased cost of retail deposits have been in part mitigated by higher new lending margins on mortgages and SME loans and increased standard variable rate (‘SVR’) mortgage balances.

•	Net interest income is expected to stabilise in 2013 as conditions improve, particularly in the second half of the year.

Non-interest income

•	Excluding the £705m impact of the CME, non-interest income was lower than in 2011. This was largely due to lower personal current account overdraft fees.

•	There has been an uplift in fees and ancillary income from the increase in SME and other corporate lending.

•	Non-interest income, excluding the impact of the CME, is expected to be stable in 2013.

Operating expenses

•	Costs were well controlled with administrative expenses broadly unchanged from 2011, despite inflation and the ongoing investment in our business.

•	Depreciation, amortisation and impairment costs fell by £201m, largely due to charges related to the impairment of intangible assets in 2011 which have not been repeated in 2012.

•	Investment programmes continued to support the business transformation and provide the underpinning for future efficiency improvements.

•	The statutory cost to income ratio was 45% and included the income from the CME. The cost to income ratio excluding the income from the CME was 53%, higher than in 2011 due to the decline in income.

•

In 2013, we expect to see some improvement in the cost to income ratio from the underlying 53% of 2012. We will continue to aggressively manage business as usual costs, whilst maintaining our investment programme.

Operating provisions and charges

•	Impairment losses on loans and advances in 2012 included a £335m credit provision for the non-core corporate and legacy portfolios made in the third quarter (detailed in Appendix 2).

•

Excluding this credit provision other impairment losses on loans and advances increased to £674m from £565m in 2011. This provision, and the increase in our overall NPL coverage ratio, reflected a prudent view of the uncertain economic environment.

•

Provisions for other liabilities and charges fell to £439m in 2012 from £917m in 2011. Included in 2012 was a net provision for conduct remediation of £232m, relating to retail products and to interest rate derivatives sold to corporates. In addition there was a £55m provision for costs arising from the termination of the acquisition of the RBS businesses. In 2011 Santander UK made a customer remediation provision relating principally to PPI of £751m. No additional provision relating to PPI was required in 2012.

•

In accordance with International Financial Reporting Standards, certain regulatory costs relating to the Financial Services Compensation Scheme (‘FSCS’) and the Bank Levy, are not accrued over the year but are only recognised in the final quarter of the year. These costs are reported in provisions for other liabilities and charges and amounted to £98m in 2012 versus £156m in 2011, the reduction being largely due to a lower provision for FSCS charges.

Conduct remediation

•	At a meeting on 21 November 2012, the interim Financial Policy Committee (‘FPC’) noted that UK banks had in the past underestimated the cost of redress especially for the mis-selling of PPI.

•

The FPC also identified that the growing scale and scope of conduct issues faced by banks could lead to considerable costs in the future and that a realistic assessment of future conduct redress was needed.

•

The range of conduct issues increased during 2012 and the scale of future redress and litigation is difficult to assess. However, we believe the amounts already provided by Santander UK and referred to above are adequate.

Taxation charge

•	The taxation charge was £66m lower than 2011, primarily due to the impact of the continued reduction in the main rate of corporation tax on profits.

Balance sheet

Summary balance sheet analysis[a]	31-Dec-12 £bn	31-Dec-11 £bn
Assets
Retail Banking	165.3	175.5
Corporate Banking	19.6	18.9

UK Banking	184.9	194.4
Corporate Centre	11.0	11.9

Customer assets	195.9	206.3
Other assets	97.1	91.3

Total assets	293.0	297.6

Liabilities

Retail Banking	127.2	121.4
Corporate Banking	12.8	12.1

UK Banking	140.0	133.5
Corporate Centre	8.6	15.7

Customer liabilities	148.6	149.2
MTF[b]	66.5	63.4
Other liabilities and equity	77.9	85.0

Total liabilities and equity	293.0	297.6

Ratios
Loan to deposit ratio	130%	136%
Customer deposits and MTF to customer loans[c]	112%	105%

	Year ended
Lending and deposit flows	31-Dec-12 £bn	31-Dec-11 £bn
Customer net lending
Retail Banking	(10.2)	(0.0)
Corporate Banking	0.7	4.2

UK Banking	(9.4)	4.2
Corporate Centre	(0.9)	(0.0)

Total	(10.4)	4.2

Customer net deposit flows
Retail Banking	5.8	(5.0)
Corporate Banking	0.7	1.7

UK Banking	6.5	(3.3)
Corporate Centre	(7.1)	(1.0)

Total	(0.6)	(4.3)

a.	Statutory balance sheet presented in Appendix 2.
b.	MTF is term funding at nominal value with an original maturity of greater than one year. MTF excludes any unencumbered collateral received as part of FLS.
c.	Calculated as the sum of deposits by customers (excl. repos) and MTF divided by loans and advances to customers (excl. reverse repos).

Customer balances

•

Customer assets were £10.4bn lower than at 31 December 2011. Managed reductions across the retail and non-core corporate and legacy portfolios were partially offset by increases in SME lending. Interest only mortgages were reduced by £6.2bn.

•

Customer liabilities of £148.6bn were £0.6bn lower than at 31 December 2011. There was an improvement to the quality of the deposits base from a strong inflow of retail deposits (predominantly current accounts and ISAs) with a customer relationship and away from less relationship-driven and more rate-sensitive money.

•	The loan to deposit ratio of 130% was six percentage points better than at 31 December 2011.

•	We expect the loan to deposit ratio to increase slightly in 2013 as we continue to focus on the quality rather than the quantity of our deposit base.

Capital and liquidity highlights	31-Dec-12 £bn	31-Dec-11 £bn

Risk Weighted Assets	76.5	77.5

Core Tier 1 capital	9.3	8.9
Total capital	13.9	16.0

Core Tier 1 capital ratio	12.1%	11.4%
Total capital ratio	18.2%	20.6%

FSA eligible liquid assets	36.9	28.0
Total liquid assets[a]	75.9	55.6

Liquid asset coverage of short-term wholesale funding	152%	143%

a.	Total liquid assets consists of: FSA eligible assets; other highly liquid debt securities and bonds; equities; and debt securities and asset-backed securities issued by subsidiaries and retained by Santander UK and loans which are eligible at central bank operations (December 2012 £35.7bn, December 2011 £24.4bn).

•	Total liquid assets rose to £75.9bn in 2012, with FSA eligible liquid assets of £36.9bn up from £28.0bn at 31 December 2011.

•	Both total and FSA eligible liquid assets significantly exceeded short-term wholesale funding requirements, and the FSA eligible liquid assets amounted to 152% of total short-term wholesale funding.

•

FSA eligible liquid asset balances were actively reduced in the fourth quarter of 2012. We expect to continue this approach in 2013, while maintaining a conservative liquidity position in line with our current liquidity risk assessment and regulatory guidance.

•	Core Tier 1 capital ratio of 12.1%, after the £450m dividend declared in Q4 2012.

•	We estimate our Core Tier 1 ratio would have decreased by c. 100 basis points on a full Basel III basis.

Funding

•	£14bn of MTF was raised across a mix of sources and geographies in 2012.

•	Short-term funding requirements have been reduced as part of the process of strengthening the balance sheet, reflecting our prudent liquidity profile.

•	In January 2013 we issued a Euro 1bn, 5-year senior unsecured note that was well received by the market.

Credit quality

The total NPL ratio increased to 2.17% at end December 2012. This was largely due to changes made to our mortgage collections and recovery policies, the classification of NPL, the deterioration of a small number of older vintage corporate loans and the reduction in total customer assets.

Credit performance	31-Dec-12%	31-Dec-11%	Change p.p.
Mortgages
NPL % of assets value	1.74	1.46	0.28
PIPs % of assets volume	0.06	0.06	0.00
NPL coverage	20	20	0
New business LTV	63	65	(2)
Stock LTV indexed	52	52	0

CML - mortgages only[a]
NPL % of assets volume	1.93	1.98	(0.05)
PIPs % of assets	0.11	0.12	(0.01)

Corporate Banking[b]
NPL % of assets value	4.26	3.95	0.31
NPL coverage	49	40	9

Total Santander UK
NPL % of assets value	2.17	1.93	0.24
NPL coverage[c]	45	39	6

a.	CML data at 31 December 2012 is not available at time of publication so data at September 2012 is shown. See Appendix 1, note 3.
b.	Corporate Banking excludes non-core corporate and legacy portfolios managed in the Corporate Centre.
c.	NPL coverage ratios at 31 December 2012 included where relevant the impact of the significant item credit provisions outlined in Appendix 2.

Mortgages NPL ratio

The mortgage NPL ratio increased to 1.74% at end 2012. This was largely attributable to several policy and reporting changes as follows:

•

Following regulatory developments, changes were made to our collections and recovery policies and to the classification of NPL. Whilst these changes reflect a more conservative approach to the assessment of NPL we do not anticipate a corresponding increase in write-offs as a result. In 2012, mortgage write-offs fell to £87m, from £103m in 2011.

•	The calculation of the NPL ratio was also adversely affected by the impact of the managed reduction of the mortgage portfolio over the year, which decreased to £156.6bn from £166.2bn.

•	Excluding these changes, NPL remained broadly stable over the year.

Corporate Banking NPL ratio

•	The Corporate Banking NPL ratio increased to 4.26% at end 2012. This largely arose from the performance of a small number of older vintage loans which were acquired with Alliance & Leicester.

Mortgage and UPL credit quality

•

Lending criteria were tightened on a range of higher loan to value (‘LTV’) and interest only mortgages in early 2012 which limited gross mortgage lending. In particular, we introduced a 50% LTV cap on new interest only mortgages and there was £6.2bn reduction in total interest only mortgages.

•	Mortgage NPL coverage remained unchanged at 20%.

•	The stock of properties in possession (‘PIPs’) at 31 December 2012 reduced to 924, and at 0.06% of the book remained below the industry average.

•

The unsecured retail portfolios performed well, with improved credit quality seen in unsecured personal loans (‘UPL’) and the cards business and benefits feeding through from the growth of the 1|2|3 World products.

Strong UK focus

•	Santander UK remained firmly focused on the UK with c. 99% of customer assets UK-related and c. 85% of customer assets consisting of prime UK residential mortgages.

•	Our total balance sheet remains UK focused, with a minimal net exposure after collateral to eurozone periphery[a] countries only amounting to c. 0.4% of total assets.

a.	Appendix 1, note 4.

Credit rating actions

•

There was an unprecedented level of credit rating actions across the global banking industry in 2012, mostly in the first half. Santander UK, in common with its UK peers, faced credit rating downgrades from Standard & Poor’s, Moody’s and Fitch.

•	The credit ratings for Santander UK were reviewed and affirmed by all of its rating agencies in the course of the fourth quarter of 2012.

•	The credit ratings[b] for Santander UK at 31 December 2012 were:

Standard & Poor’s	A / Negative / A-1
Moody’s	A2 / Negative / P-1
Fitch	A / Stable / F1

•	Santander UK maintains a robust balance sheet and remains well placed to deal with the impact of any possible future downgrades to its credit ratings.

b.	Long-term rating / Outlook / Short-term rating

Segmental performance - Retail Banking

•

Retail Banking income was lower than in 2011, due to higher wholesale funding costs and the increased cost of retail deposits. Lower mortgage lending balances also affected income, although these pressures were partly offset by an increased proportion of standard variable rate mortgages and higher new business lending margins.

•	Non-interest income fell, affected by changes to the fee charging structure of bank accounts and lower fees from unsecured lending and mortgages driven by reduced customer volumes.

	Year ended
	31-Dec-12	31-Dec-11
Retail Banking analysis	£bn	£bn	Change
Business volumes
Mortgage gross lending[a]	14.6	23.7	(38%)
Mortgage net lending[a]	(9.4)	1.1	n.m.
UPL gross lending	1.1	1.5	(24%)
Retail deposit flows	5.8	(5.0)	n.m.
Investments annual premium income	2.0	2.8	(30%)

Total customer assets	165.3	175.5	(6%)
of which residential retail mortgages	156.6	166.2	(6%)
of which UPLs	2.3	2.9	(19%)
Total customer liabilities	127.2	121.4	5%
of which bank account deposits	15.9	12.0	32%

Bank accounts opened (000s)[b]	895	836	7%
Credit cards opened (000s)	618	543	14%

Market share[c]
Mortgage gross lending	10.2%	16.8%	(6.6 p.p. )
Mortgage stock	13.1%	13.9%	(0.8 p.p. )
Bank account stock	9.3%	9.1%	0.2 p.p.

a.	Includes Social Housing loans managed within Corporate Centre and Corporate Banking, to align with CML reporting.
b.	Bank accounts opened, stock and market share include personal, business and private banking current accounts.
c.	Appendix 1, note 5.

Mortgage and unsecured lending

•	Residential mortgage gross lending of £14.6bn was equivalent to a market share of 10.2%.

•	Mortgage loans decreased by £9.6bn following the tightening of lending criteria on higher loan to value and interest only mortgages.

•	A 50% LTV cap placed on new interest only mortgages limited the amount of lending in 2012 and as a result interest only mortgage balances fell £6.2bn in the year.

•

The proportion of new business originated through the branch and telephone channels grew as we further focused our appetite on loans with an associated customer relationship and an improved risk profile.

•

Further managed reductions in the mortgage stock and a lower market share are expected in the future, although this reduction is likely to be smaller than in 2012. We will continue to lend at favourable margins with a good risk profile.

Deposits

•	Retail deposit net inflows of £5.8bn were a result of the successful cross tax year ISA campaign and a material growth in current accounts.

•	ISA net inflows were £9.1bn in 2012, a result of a strong campaign which attracted a good proportion of term deposits.

•	Current account balances increased by £3.8bn, a 32% rise compared to 31 December 2011, as a result of the success of the 1|2|3 Current Account.

•	Bank accounts opened increased 7% to 895,000, primarily due to the new 1|2|3 Current Account launched in March 2012.

•	The managed reduction of short-term and rate-sensitive deposits in 2012 is expected to continue in 2013 as we focus on building profitable long-term banking relationships.

1|2|3 World

•

The achievement of the 1|2|3 World proposition is evident in the take-up of the proposition – 240,000 customers switched their bank account to Santander UK in 2012 and more than 1.3m customers now hold 1|2|3 Current Accounts or 1|2|3 Credit Cards.

•	At the heart of the 1|2|3 World is our fee paying primary current account which forms the basis of our customer driven model and is the basis for closer customer relationships.

•	550,000 customers hold both a 1|2|3 Current Account and 1|2|3 Credit Card, a new transactional primary customer base, driving increased deposits and higher average credit card spend.

•	1|2|3 World extended with links to Santander UK mortgages, insurance, UPLs and deposits.

Improvements to the customer experience

•

We continue to focus on placing the customer experience at the heart of what we do, and our progress has been reflected in Santander UK making the largest improvement in overall customer satisfaction versus competitors in 2012, as measured by the GfK Financial Research Survey (‘FRS’)[a].

•

Improvement is also evident in our internal monthly customer satisfaction survey, which shows the positive impact of our investment in recruitment and training development in the branch and contact centre network. The industry has also recognised our efforts with Santander UK awarded the 2012 Moneywise award for ‘Most Improved Service’.

•

The latest information from the Financial Ombudsman Service (’FOS’), published in August 2012, showed that the total number of complaints referred to FOS fell in the first half of 2012. Santander UK was the only high street bank in the UK to see a fall in total complaints compared to the previous six month period and was the bank with the lowest uphold rate.

•

Banking complaints reported to the FOS fell by 32% in the first half of the year, though PPI complaints did increase in common with the rest of the market. Santander UK had the lowest number of PPI complaints to the FOS and also the lowest uphold rate.

•

Overall complaints reported to the FSA increased by 28% in the first half of 2012. Some contributory factors were the industry-wide growth in PPI complaints and the impact of our decision to enhance security for our customers’ accounts in response to increased fraud attacks following the introduction of the Faster Payments initiative.

a.	The Financial Research Survey (‘FRS’) is an independent monthly survey of circa 5,000 consumers covering the personal finance sector, run by GfK. See Appendix 1, note 2.

Transfer of the Business Banking portfolio from Corporate Banking

•

In December 2012 the Business Banking portfolio was transferred from Corporate Banking to Retail Banking, to better reflect the management of these business customers with a turnover of under £250,000. The balances being transferred amounted to £4.0bn of customer liabilities and £0.1bn of customer assets.

•	Prior periods have adjusted to reflect these changes.

•

The Business Banking portfolio consists of a range of loans and current accounts, reserve accounts, time deposits and term bonds. Business customers who hold these products are serviced primarily through the branch network by local business managers.

•	In the last year, 111 extra local business managers were recruited to support our award-winning service to business customers.

Changes to investment advice

•	In December 2012, we announced that ahead of the implementation of the Retail Distribution Review (‘RDR’) we were re-evaluating the investment advice service offered to our customers.

•

As part of this ongoing review, additional adviser training and support was identified to meet the new standards. We have begun an intensive bespoke training programme for our advisors and no investment advice will be offered to our clients until this has been completed.

•	We have maintained a limited advice service for customers with maturing deposits.

Segmental performance - Corporate Banking

•	Corporate Banking revenues were ahead of 2011, underpinned by continued strong growth in SME lending.

•	Income benefitted from higher margins on new lending which improved underlying interest margins, and SME lending and deposits volume growth, combined with higher fee related income.

Corporate Banking	31-Dec-12 £bn	31-Dec-11 £bn	Change
Customer balances
Total customer assets	19.6	18.9	4%
Total customer liabilities	12.8	12.1	6%

Corporate SME (included above)
SME customer assets	10.6	9.0	18%

•

Corporate Banking continued to support UK businesses and has been a consistent lender in recent years while other banks have scaled back their lending. Over the last four years our lending to SMEs has grown by an average of 25% per annum.

•	Despite muted demand for corporate lending in 2012, SME balances were up 18% with £3.4bn of new facilities made available in the year.

•	Customer liabilities increased by £0.7bn in 2012, despite the impact of credit rating downgrades in the year and the decision to reduce short-term and price-sensitive balances.

Business update

•

We added 7 regional Corporate Business Centres to our network in 2012 to support the development of closer relationships with our SME customers. The recruitment of 113 Relationship Managers in the last year increased our coverage and the scalability of our proposition while maintaining our award-winning service to business customers.

•

Our innovative Breakthrough programme was launched in December 2011 to support small companies in their development. So far, more than 800 SMEs have been involved in Breakthrough events. We have completed the first growth capital loans and the investments agreed to date gave the SMEs the ability to expand to create more than 230 jobs in the UK.

•

Following our participation in the Bank of England’s Funding for Lending (‘FLS’) scheme Santander UK launched a number of specific new SME funding initiatives in late 2012. This facilitated a reduction in rates across a range of our SME lending products. Our new initiatives are directed at improving SMEs’ access to cash flow by way of faster payments to suppliers, up to £500m of asset and invoice finance in 2013 and a new fleet management and vehicle programme.

•

We expanded our ancillary business to new and existing large corporate customers. Our debt capital market platform played a prominent role in securing Sterling and Euro bond issuances and we further developed our supply-chain finance service, an area we expect to grow further in 2013.

Segmental performance - Markets

Markets provides a range of financial services to Santander UK, its corporate customers as well as financial institution clients. Markets is structured into three main product areas:

•	Fixed Income covers sales and trading activity for fixed income products, including foreign exchange products.

•

Equity covers mainly equity derivatives activities, including the manufacture of structured products sold to both Santander UK and other financial institutions that sell or distribute them on to their customers.

•	Capital Markets include the origination and distribution of debt securities.

Markets income in 2012 was higher than in 2011, largely due to a solid performance in Fixed Income despite difficult and uncertain market conditions. There was a much improved performance from the sterling derivatives business offset by lower market volumes affecting the institutional business across all asset classes. Capital Markets had a record year with 85 mandates, increasing our share of the Euro corporate bond market to 4.6%, and were ranked in the top 3 in the sterling financial institutions bond market.

Segmental performance - Corporate Centre

The two main functions of the Corporate Centre are Asset and Liability Management (‘ALM’) and the supervision of the non-core corporate and legacy portfolios being run-down and/or managed to maximise value.

ALM

•	ALM has responsibility for the bank’s capital and funding and is responsible for managing the Group’s balance sheet composition, structural market risk and strategic liquidity risk management.

•	This also includes covered bond and securitisation programmes, Santander UK’s banking products and the structural exposure to interest rates.

•	In 2012, MTF issuance of c. £14bn was raised across a number of sources, including senior unsecured, asset-backed securities and covered bonds, and across a diverse range of currencies.

•

Issuance was significantly reduced from the heightened levels of 2010 and 2011. The cost of new funding in the market reduced over the year, although most noticeably towards the end of 2012 and into 2013.

•

High liquid asset balances were maintained during 2012, in response to regulatory requirements and uncertainty around credit rating agency actions and the market environment. However, with changes in the guidance from regulators and more clarity in the environment, in the final quarter of 2012 we were able to better align customer balances and liquidity with our business requirements.

Non-core corporate and legacy portfolios

•	The customer assets held within the non-core corporate and legacy portfolios totalled £11.0bn at end 2012, down from £11.9bn at end 2011.

•

These assets are typically medium to long-term arrangements primarily written via agents or intermediaries with little opportunity for growth through any development of the customer relationship. The terms of these loans are unfavourable in the current funding environment and offer little prospect for renegotiation.

•	Our strategy is to reduce, restructure and optimise these assets and as such the balances are expected to gradually decrease over time.

•

Non-core customer deposits are financial intermediary or institutional deposits which are managed centrally for liquidity purposes, most of which were previously managed within Corporate Banking or Markets.

•	The Treasury asset portfolio which was acquired from Alliance & Leicester is also being run down.

The loss in the Corporate Centre has decreased compared to 2011, due to the overall positive effect of the significant items previously mentioned. This has been partially offset by the impact of low interest rates and the lower yield of the structural hedge as well as the higher cost of wholesale funding. This has not been fully recharged to the business units a.

a.	Appendix 1, note 6.

Appendix 1 - supplementary information

Notes

1. ‘Residential mortgages’ includes Social Housing loans which are also included within Corporate Banking and Corporate Centre. Unless otherwise stated ‘mortgage’ or ‘mortgages’ refers to residential retail mortgages only and excludes Social Housing and commercial mortgage assets.

2. The Financial Research Survey (‘FRS’) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, GfK. The score for ‘overall satisfaction’ refers to the proportion of mortgage, savings, main current account, home insurance and UPL customers who are ‘extremely satisfied’ and ‘very satisfied’, in the 3 months ending December 2011 and December 2012. The competitor set included in this analysis is Barclays, Halifax, HSBC, Lloyds TSB, Nationwide and NatWest.

3. Data reproduced from statistics published by the Council of Mortgage Lenders (CML). December 2012 data is not available at the time of reporting. Information in this Quarterly Management Statement sourced from the CML has been accurately reproduced and, as far as Santander UK is able to ascertain from information published by the CML, no facts have been omitted which would render the reproduced information inaccurate or misleading.

4. Eurozone periphery countries consist of: Greece, Ireland, Italy, Portugal, Spain and Cyprus. Spain includes Banco Santander in this disclosure.

5. Market share of gross lending, capital repayments and mortgage stock estimated by Santander UK for each period, having regard to individual lending data published by the Bank of England for the first two months of each quarter, the first five months of each half or the first 11 months of each year. Historic data is adjusted to reflect actual data published for the period. Market share of bank account stock estimated by Santander UK, having regard to the latest market research to October 2012 provided by CACI Ltd.

6. Following a review and reassessment of the bank’s internal transfer pricing model the rates charged between segments have been updated to better reflect current market funding conditions.

Management Statement for Santander UK plc (‘Santander UK’) and Banco Santander, S.A. (‘Banco Santander’)

This statement provides a summary of the unaudited business and financial trends for the year ended 31 December 2012. Unless otherwise stated, references to Santander UK and other general statements refer to the business results and flow analysis of Santander UK compared to the same period in 2011. Balance sheet references are to the position as at 31 December 2012, unless otherwise stated.

The results of Banco Santander for the year ended 31 December 2012 are also released today and can be found at www.santander.com. The results of Santander UK are included within Banco Santander’s financial statements on a Banco Santander group reporting basis. The results of Santander UK differ to the results of the United Kingdom on a Banco Santander group reporting basis, due to different accounting treatment, consolidation adjustments and the treatment of the Banco Santander London Branch. The Banco Santander London Branch is not part of the Santander UK legal entity but is included in the Banco Santander results for the United Kingdom.

Sale of Santander store cards business

Santander UK has reached an agreement in principle with SAV Credit Limited over the sale of the c. £1.2 bn of customer assets from the Santander store card business. Discussions continue with all parties to complete the deal. We expect to close the deal in the first quarter of 2013.

Appendix 2 - income statement and balance sheet

The information contained in this Quarterly Management Statement, and this Appendix, is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

The information contained in this Appendix has been prepared in accordance with Santander UK’s previously stated accounting policies described in the 2011 Annual Report on Form 20-F and the 2012 Half Yearly Financial Report.

Summarised Consolidated Income Statement and Selected Ratios

	Year ended 31 Dec. 2012	Year ended 31 Dec. 2011
	£m	£m
Net interest income	2,915	3,830
Non-interest income	1,986	1,355

Total operating income	4,901	5,185

Administrative expenses	(1,976)	(1,995)
Depreciation, amortisation and impairment	(246)	(447)

Total operating expenses excluding provisions and charges	(2,222)	(2,442)

Impairment losses on loans and advances	(1,009)	(565)
Provisions for other liabilities and charges	(439)	(917)

Total operating provisions and charges	(1,448)	(1,482)

Profit before tax	1,231	1,261
Taxation charge	(292)	(358)

Profit for the year	939	903

	31 Dec. 2012	31 Dec. 2011
Core Tier 1 capital ratio (%)	12.1%	11.4%
Total capital ratio (%)	18.2%	20.6%
Risk weighted assets (£bn)	76.5	77.5

Income statement

A number of items impacted the financial results in the years ended 31 December 2012 and 2011.

•	Capital Management Exercise (‘CME’)

In July 2012 Santander UK launched an offer to buy back certain debt capital instruments. Under current regulations these securities qualify as Total Capital but are excluded from Core Tier 1 Capital. Under the full Basel III basis they would be excluded from regulatory capital. The exercise completed on 16 July 2012. The net impact of the purchase and crystallisation of mark to market positions on associated derivatives resulted in a pre-tax gain of £705m which was recognised in non-interest income.

•	Non-core corporate and legacy portfolios

In September 2012 a credit provision of £335m was made in the face of deteriorating market conditions and following a review and full re-assessment of the assets held in the non-core corporate and legacy portfolios. This provision relates to assets acquired from Alliance & Leicester (in particular loans held within the shipping portfolio) as well as certain assets taken on as part of the old Abbey Commercial Mortgages book. The amount of provision raised reflects increasing losses experienced in these portfolios.

•	Conduct remediation

In September 2012 a net provision of £232m was made in relation to conduct remediation relating to retail products as well as interest rate derivatives sold to corporates. As previously announced, the results for 2011 were impacted by a customer remediation provision of £751m, principally related to payment protection insurance (‘PPI’). No additional provision relating to PPI was required in 2012. In common with the rest of the market, however, Santander UK has seen an increase in claims activity in 2012 and will continue to monitor the provision required.

•	Acquisition of The Royal Bank of Scotland businesses

In early October 2012 the agreement to acquire certain businesses and branches of The Royal Bank of Scotland Group was terminated. As a result, a provision of £55m was made to reflect costs arising from the transaction.

Summarised consolidated balance sheet

	31 Dec. 2012	31 Dec. 2011
	£m	£m

Assets

Cash and balances at central banks	29,282	25,980

Trading assets	22,498	21,891

Derivative financial instruments	30,146	30,780

Financial assets designated at fair value	3,811	5,005

Loans and advances to banks	2,438	4,487

Loans and advances to customers	191,907	201,069

Available-for-sale securities	5,483	46

Loans and receivables securities	1,259	1,771

Macro hedge of interest rate risk	1,222	1,221

Property, plant and equipment	1,541	1,596

Retirement benefit assets	254	241

Tax, intangibles and other assets	3,203	3,487

Total assets	293,044	297,574

Liabilities

Deposits by banks	9,935	11,626

Deposits by customers	149,037	148,342

Derivative financial instruments	28,861	29,180

Trading liabilities	21,109	25,745

Financial liabilities designated at fair value	4,002	6,837

Debt securities in issue	59,621	52,651

Subordinated liabilities	3,781	6,499

Other liabilities	2,526	2,571

Provisions	914	970

Current tax liabilities	4	271

Retirement benefit obligations	305	216

Total liabilities	280,095	284,908

Equity

Shareholders’ equity	12,949	12,666

Total equity	12,949	12,666

Total liabilities and equity	293,044	297,574

Appendix 3 - quarterly trends

Numbers in the quarterly tables following in the appendices may not sum to half year or full year totals due to roundings.

	Three months ended
	31-Dec-12	30-Sep-12	30-Jun-12	31-Mar-12	31-Dec-11
Income statement analysis	£m	£m	£m	£m	£m
Net interest income	672	685	723	836	921
Non-interest income	305	1,010	373	299	373

Total operating income	976	1,695	1,095	1,135	1,294

Administrative expenses	(474)	(493)	(507)	(502)	(520)
Depreciation, amortisation and impairment	(64)	(62)	(61)	(59)	(240)

Total operating expenses excl. provisions and charges	(538)	(554)	(568)	(561)	(759)

Impairment losses on loans and advances	(159)	(482)	(182)	(186)	(154)
Provisions for other liabilities and charges	(146)	(286)	(2)	(5)	(180)

Total operating provisions and charges	(305)	(768)	(184)	(190)	(334)

Profit before tax	134	372	343	383	202

Taxation charge	(21)	(96)	(81)	(93)	(76)

Profit for the period	112	277	261	289	126

Summary balance sheet analysis	31-Dec-12 £bn	30-Sep-12 £bn	30-Jun-12 £bn	31-Mar-12 £bn	31-Dec-11 £bn
Retail Banking	165.3	169.0	172.4	175.4	175.5
Corporate Banking	19.6	19.3	19.0	18.3	18.9

UK Banking	184.9	188.3	191.3	193.7	194.4
Corporate Centre	11.0	11.3	11.6	11.7	11.9

Customer assets	195.9	199.6	202.9	205.4	206.3
Other assets	97.1	112.9	108.6	99.9	91.3

Total assets	293.0	312.5	311.5	305.4	297.6

Liabilities

Retail Banking	127.2	127.5	124.3	122.7	121.4
Corporate Banking	12.8	11.5	11.3	12.7	12.1

UK Banking	140.0	139.1	135.7	135.4	133.5
Corporate Centre	8.6	13.4	13.7	14.0	15.7

Customer liabilities	148.6	152.5	149.3	149.4	149.2
Medium-term funding	66.5	72.8	75.8	71.0	63.4
Other liabilities and equity	77.9	87.2	86.4	84.9	85.0

Total liabilities and equity	293.0	312.5	311.5	305.4	297.6

Ratios
Loan to deposit ratio	130%	129%	134%	133%	136%
Customer deposits and MTF to customer loans	112%	115%	113%	111%	105%

	Three months ended
	31-Dec-12	30-Sep-12	30-Jun-12	31-Mar-12	31-Dec-11
Lending and deposit flows	£bn	£bn	£bn	£bn	£bn
Customer net lending
Retail Banking	(3.6)	(3.4)	(3.0)	(0.1)	0.6
Corporate Banking	0.3	0.3	0.7	(0.5)	1.9

UK Banking	(3.3)	(3.1)	(2.4)	(0.6)	2.4
Corporate Centre	(0.3)	(0.2)	(0.2)	(0.2)	(0.0)

Total	(3.6)	(3.3)	(2.5)	(0.9)	2.4

Customer net deposit flows
Retail Banking	(0.4)	3.2	1.7	1.3	(1.6)
Corporate Banking	1.3	0.2	(1.4)	0.6	0.4

UK Banking	0.9	3.4	0.3	1.9	(1.2)
Corporate Centre	(4.8)	(0.2)	(0.4)	(1.6)	(0.4)

Total	(3.9)	3.2	(0.1)	0.2	(1.6)

	Three months ended
	31-Dec-12	30-Sep-12	30-Jun-12	31-Mar-12	31-Dec-11
Retail Banking analysis	£bn	£bn	£bn	£bn	£bn
Business volumes
Mortgage gross lending	3.1	2.7	3.1	5.6	6.9
Mortgage net lending	(3.3)	(3.3)	(2.9)	0.2	0.9
UPL gross lending	0.2	0.3	0.3	0.4	0.3
Retail deposit flows	(0.4)	3.2	1.7	1.3	(1.6)
Investments API	0.5	0.5	0.6	0.5	0.6
Total customer assets	165.3	169.0	172.4	175.4	175.5
o/w residential retail mortgages	156.6	159.8	163.2	166.2	166.2
o/w UPLs	2.3	2.5	2.6	2.8	2.9
Total customer liabilities	127.2	127.5	124.3	122.7	121.4
o/w bank account deposits	15.9	14.4	13.3	12.6	12.0

Bank accounts opened (000s)	200	247	212	236	187
Credit cards opened (000s)	129	132	181	175	138

Market share
Mortgage gross lending	8.5%	7.3%	9.0%	16.5%	18.4%
Mortgage stock	13.1%	13.3%	13.6%	13.9%	13.9%
Bank account stock	9.3%	9.3%	9.2%	9.2%	9.1%

Corporate Banking	31-Dec-12 £bn	30-Sep-12 £bn	30-Jun-12 £bn	31-Mar-12 £bn	31-Dec-11 £bn
Customer balances
Total customer assets	19.6	19.3	19.0	18.3	18.9
Total customer liabilities	12.8	11.5	11.3	12.7	12.1

Corporate SME (included above)
SME customer assets	10.6	10.1	9.7	9.3	9.0

Credit performance	31-Dec-12%	30-Sep-12%	30-Jun-12%	31-Mar-12%	31-Dec-11%
Mortgages
NPL % of assets value	1.74	1.65	1.57	1.51	1.46
PIPs % of assets volume	0.06	0.06	0.06	0.06	0.06
NPL coverage	20	20	20	20	20
New business LTV	63	62	62	66	65
Stock LTV indexed	52	52	53	53	52

CML - mortgages only[a]
NPL % of assets volume	1.93	1.93	1.93	1.95	1.98
PIPs % of assets	0.11	0.11	0.12	0.12	0.12

Corporate Banking
NPL % of assets value	4.26	4.41	4.04	4.07	3.95
NPL coverage	49	50	44	44	40

Total Santander UK
NPL % of assets value	2.17	2.14	2.04	1.97	1.93
NPL coverage	45	46	39	39	39

a.	As CML data at December 2012 is not available at time of publication, data at September 2012 included in December 2012. See Appendix 1, note 3.

Additional information about Santander UK and Banco Santander

Santander UK is a subsidiary of Banco Santander (SAN.MC, STD.N, BNC.LN) a retail and commercial bank, based in Spain, with a presence in 10 main markets. Banco Santander is the largest bank in the eurozone. Founded in 1857, Banco Santander had EUR 1.418 trillion in managed funds, 102 million customers, 14,569 branches – more than any other international bank – and 187,000 employees at the close of June 2012. It is the largest financial group in Spain and Latin America. Furthermore, it has significant positions in the United Kingdom, Portugal, Germany, Poland and the U.S. Northeast. Santander Consumer Finance operates in the Group’s core markets as well as in the Nordic region.

Santander UK is a leading financial services provider in the UK and offers a wide range of personal and commercial financial products and services. With 1,186 branches (including agencies), 35 regional Corporate Business Centres and 24,000 employees (on a group basis), Santander UK serves more than 25 million customers as at 31 December 2012.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK continues to have its preference shares listed on the London Stock Exchange. Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at the group’s website: www.aboutsantander.co.uk

Disclaimer

Santander UK and Banco Santander both caution that this announcement may contain forward-looking statements. Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, contain a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the U.S. Securities and Exchange Commission (‘SEC’). Such forward-looking statements are found in various places throughout this press release. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. Factors that may affect Santander UK’s operations are described under ‘Risk Factors’ in Santander UK’s Annual Report and Accounts on Form 20-F for 2011. A more detailed cautionary statement is also given on page 5 of Santander UK’s Annual Report and Accounts on Form 20-F for 2011. When relying on forward-looking statements to make decisions with respect to Santander UK or Banco Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

This announcement is not a form of statutory accounts.